FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON MAY 31, 2022

1.       DATE, TIME AND PLACE: May 31, 2022, at 3.00 p.m., at the offices of Companhia Brasileira de Distribuição (“Company”), carried out exclusively by digital means, in accordance with the Securities and Exchange Commission Resolution (“CVM”) No. 81 of March 29, 2022 (“CVM Resolution No. 81/22”).

2.           CALL: Call notice duly published in the newspaper Folha de S. Paulo on editions dated April 30, May 2nd and 3rd, 2022, on pages A22, A15 and A20, respectively.

3.           QUORUM: Shareholders representing 54.67% of the shares of the Company, according to participation by means of distance voting ballots received by the Company and attendance recorded by electronic system, pursuant to Article 47 of CVM Resolution No. 81/22, thus demonstrating compliance with the legal quorum for this meeting.

4.           MEETING BOARD: President: Luiz Henrique Rodrigues Costa; and Secretary: Alessandra de Souza Pinto.

5.               AGENDA: (i) ratify the hiring of Magalhães Andrade S/S Auditores Independentes, registered before the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and before the CNPJ/MF under the No. 62.657.242/0001-00, headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, set 61/62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), as the specialized company for preparing the appraisal report of the net equity of SCB Distribuição e Comércio Varejista de Alimentos Ltda., wholly owned limited liability company, headquartered at the city of São Paulo, state of São Paulo, at Rua Manuel da Nóbrega, No. 948, Paraíso District, Postal Code 04001-003, enrolled before the CNPJ/ME under the No. 30.197.161/0001-88 (“SCB”) as of the base date of March 31st, 2022, that shall be merged into the Company (“Merger Appraisal Report”); (ii) approval of the Merger Appraisal Report; and (iii) approval of the merger into the Company of its subsidiary, SCB, in the terms and conditions described in the “Merger and Justification Protocol of SCB”, executed by the management of the Company and SCB.

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6.           RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice, of the Management’s Proposal for this Meeting, as well as of the consolidated voting map of the votes received by distance voting ballots, is dismissed in view of its wide dissemination; and (ii) the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph second, of the Law No. 6.404/1976 (“Brazilian Corporate Law”). Subsequently, the Secretary has informed the attendants that the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph first, of the Brazilian Corporate Law and that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph first, item “a”, of the Brazilian Corporate Law.

Next, the General Meeting decided,

6.1.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the ratification of Magalhães Andrade as the specialize company for preparing the Merger Appraisal Report.

6.2.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the Merger Appraisal Report, in accordance to Annex II.

6.3.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the proposal for merger into the Company of its subsidiary, SCB, in the terms and conditions described in the “Merger and Justification Protocol of SCB”, executed by the management of the Company and SCB, in accordance to Annex III. Therefore, the directors of the Company are hereby authorized to perform all necessary acts to formalize the merger of SCB.

7             DOCUMENTS FILED: The following documents are filed in the headquarters of the Company (i) Call Notice; (ii) Management Proposal; (iii) consolidated and synthetic voting map; (iv) distance voting ballots received by the Company; (v) voting instructions and protests received, numbered and authenticated by the Meeting Board; and (vi) integral recording of the present Meeting.

8.               ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. All shareholders connected to the digital platform through which the Meeting was conducted were considered present and subscribers to the minutes of the meeting and the shareholders’ attendance book, in consonance with article 47, §1st, of CVM Resolution No. 81/22.

9.               CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, § 3rd, of the Brazilian Corporate Law.

10.            SIGNATURES: Meeting Board: President – Luiz Henrique Rodrigues Costa; Secretary – Alessandra Souza Pinto. Attending shareholders: Represented by Daniela Aranha de Araújo: Wilkes Participações SA; Segisor; Helicco Participações Ltda; Geant International Bv. Represented by Anderson Carlos Koch: It Now

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Ibovespa Fundo De Índice; It Now Igct Fundo De Indice; It Now Ise Fundo De Indice; It Now Small Caps Fundo De Indice; Itau Caixa Acoes FI; Itau Governanca Corporativa Acoes FI; Itau Hedge Plus Multimercado FI; Itau Ibovespa Ativo Master FIA; Itau Index Acoes Ibrx FI; Itau Small Cap Master Fundo De Investimento Em Ações; Itaú Asgard Ações Fundo De Investimento; Itaú Asgard Institucional Ações Fundo De Investimento; Itaú Ações Dividendos FI; Itaú Excelência Social Ações Fundo De Investimento; Itaú Ibrx Ativo Master FIA; Itaú Index Ações Ibovespa FI; Itaú Long And Short Plus Multimercado FI; Itaú Master Global Dinâmico Multimercado Fundo De Investimento; Itaú Master Global Dinâmico Ultra Multimercado Fundo De Investimento; Itaú Master Hu Multimercado Fundo De Investimento; Itaú Multimercado Global Equity Hedge FI; Itaú Multimercado Long And Short FI; Itaú Previdência Ibrx FIA; Long Bias Multimercado FI; Quantamental Hedge Master Fundo De Investimento Multimercado; Wm Small Cap Fundo De Investimento Em Ações; Sextant Grand Large; JP Morgan Chase Bank. Distance Voting Ballot: Wellington Management Funds (Ireland) Plc; California Public Employees Retirement System; Legal And General Assurance Pensions Mng Ltd; Oregon Public Employees Retirement System; City Of Los Angeles Fire And Police Pension Plan; Dimensional Emerging Mkts Value Fund; Russell Tr Company Commingled E. B. F. T. R. L. D. I. S.; Ibm 401 (K) Plus Plan; Managed Pension Funds Limited; Norges Bank; Ohio Police And Fire Pension Fund; Public Employees Retirement System Of Ohio; Public Employees Retirement Association Of New Mex; Public Employes Ret System Of Mississippi; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; State St Gl Adv Trust Company Inv Ff Tax Ex Ret Plans; Parametric Tax-Managed Emerging Markets Fund; Caisse De Depot Et Placement Du Quebec; Florida Retirement System Trust Fund; Guilherme Dantas Fernandes Alves; Russell Investment Company Emerging Markets Fund; Halliburton Co Employee Benefit Master Trust; Legal And General Assurance Society Limited; In Bk For Rec And Dev,As Tr Ft St Ret Plan And Tr/Rsbp An Tr; California State Teachers Retirement System; Washington State Investment Board; Ford Motor Company Of Canada, L Pension Trust; International Monetary Fund; Teachers Retirement System Of Oklahoma; The Board Of.A.C.E.R.S.Los Angeles,California; Utah State Retirement Systems; Prudential Retirem Insurance And Annuity Comp; The Regents Of The University Of California; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; City Of New York Group Trust; State Of Kuwait Inv Autority, K I Office; The State Teachers Retirement System Of Ohio; Blackrock Life Limited - Dc Overseas Equity Fund; Ishares Public Limited Company; The Master T Bk Of Jpn, Ltd As T Of Nikko Br Eq Mother Fund; Chevron Uk Pension Plan; Sunsuper Superannuation Fund; Causeway Emerging Markets Fund; Virginia Retirement System; John Hancock Funds Ii Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Wisdomtree Emerging Markets High Dividend Fund; Barclays Multi-Manager Fund Public Limited Company; State Street E M S Cap A S L Qib C Trust Fund; Wisdomtree Emerging Markets Smallcap Dividend Fund; Ishares Msci Emerging Markets Small Cap Etf; The Boeing Company Employee Savings Plans Master Trust; College Retirement Equities Fund; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par Em Mkt Fund; Spdr Sp Emerging Markets Small Cap Etf; Ssgatc I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.; Vanguard Total World Stock Index Fund, A Series Of; Custody Bank Of Japan, Ltd. Re: Rtb Nikko B. E. A. M. F.; Ishares Iii Public Limited Company; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; American Heart Association, Inc.; Regime De Retraite D Hydro-Quebec; St St Msci Emerging Mkt Small Ci Non Lending Common Trt Fund; Stichting Pggm Depositary; Blackwell Partners Llc Series A; State Street Global A. L. S. - S. S. E. M. Esg S. E. E. F.; Schwab Emerging Markets Equity Etf; The Bank Of N. Y. M. (Int) Ltd As T. Of I. E. M. E. I. F. Uk; Ups Group Trust; Chang Hwa Co Bank, Ltd In Its C As M Cust Of N B Fund; Ishares Msci Brazil Small Cap Etf; Legal General Global Emerging Markets Index Fund; Russell Institutional Funds Public

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Master FIA; Leblon Icatu Previdencia FIM; Barra Fundo De Investimento Em Acoes; Leblon 70 Brasilprev Fundo De Investimento Multimercado Fife; Leblon Pipe Master FIA.

São Paulo, May 31, 2022.

Meeting Board:

___________________________ Luiz Henrique Rodrigues Costa President	___________________________ Alessandra Souza Pinto Secretary

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ANNEX I

To the minutes of the special shareholders’ meeting held on May 31, 2022.

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Ratify the hiring of Magalhães Andrade S/S Auditores Independentes, registered before the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and before the CNPJ/MF under the No. 62.657.242/0001-00, headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, set 61/62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), as the specialized company for preparing the appraisal report of the net equity of SCB Distribuição e Comércio Varejista de Alimentos Ltda., wholly owned limited liability company, headquartered at the city of São Paulo, state of São Paulo, at Rua Manuel da Nóbrega, No. 948, Paraíso District, Postal Code 04001-003, enrolled before the CNPJ/ME under the No. 30.197.161/0001-88 (“SCB”) as of the base date of March 31st, 2022, that shall be merged into the Company (“Merger Appraisal Report”).	Approve	143,041,751
		Reject	22,036
		Abstain	4,245,339
2	Approve the Merger Appraisal Report.	Approve	143,036,928
		Reject	23,344
		Abstain	4,248,854
3	Approve the merger into the Company of its subsidiary, SCB, in the terms and conditions described in the “Merger Protocol and Justification of SCB”, executed by the management of the Company and SCB.	Approve	143,038,911
		Reject	19,661
		Abstain	4,250,554

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ANNEX II

To the minutes of the special shareholders’ meeting held on May 31, 2022.

Merger Appraisal Report

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA.
Appraisal report at book value of the shareholders' equity for merger purposes
April 18, 2022	1 00 009/22
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Dear Shareholders of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA.

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, a Brazilian auditing and consulting firm registered with the Regional Accounting Board of the State of Sao Paulo under number 2SP000233/O-3, filed with the Brazilian Register of Corporate Taxpayers (CNPJ) under number 62.657.242/0001-00 and with head offices at Av. Brigadeiro Faria Lima 1893, 6th floor, Jardim Paulistano, in the capital city of Sao Paulo, State of Sao Paulo, Brazil, appointed by you as appraiser expert to carry out the evaluation of the net assets at book value of SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. for the purpose of being merged into the equity of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, after completing the due diligence and verifications required for the fulfillment of its work, submits below the

Appraisal Report

attached hereto.

Sao Paulo (SP, Brazil), April 18, 2022.

MAGALHÃES ANDRADE S/S

External Auditors

accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Accountant. Accreditation number CRC1SP116758/O-6

MagalhãesAndrade S/S Auditores Independentes

Address: Av. Brigadeiro Faria Lima 1893, 6th floor, 01452-001 São Paulo, SP, Brazil

Phone: +55 (11) 3814-3377 - Fax: +55 (11) 3813-4822

magalhaesandrade@magalhaesandrade.com.br

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Appraisal Report

INTRODUCTION

1.	The purpose of this merger transaction is to merge assets and liabilities of SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. (Comprebem) into COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD), as part of the restructuring of the Group, in order to provide equity, legal, and financial benefits, among which: a) the optimization of the corporate structure of the group to which they belong; and b) the reduction of costs in administrative areas and, with the fulfillment of ancillary obligations, generating gains through synergies.

2.	Therefore, this REPORT has as purpose to ascertain the book value of the net assets to be merged, considering Comprebem's financial position as of March 31, 2022.

3.	To this end, we examined the balance sheet of Comprebem on the base date of the appraisal.

MANAGEMENT'S RESPONSIBILITY ON THE ACCOUNTING INFORMATION

4.	Comprebem's management is responsible for the bookkeeping and preparation of accounting information in accordance with accounting practices adopted in Brazil and under adjustments at market values, as well as its relevant internal controls determined as necessary to enable the preparation of such accounting information free of material distortions, whether due to fraud or error. The summary of the main accounting practices adopted by the Company is described in EXHIBIT 2 attached to this Appraisal Report.

SCOPE OF WORK AND ACCOUNTANT'S RESPONSIBILITY

5.	Our responsibility is to present a conclusion on the value of Comprebem's partial net assets on March 31, 2022, based on the work conducted under CTG Technical Notice 2002, approved by CFC (the Brazilian Federal Accounting Council), which provides for the application of examination procedures in balance sheets for issuing an appraisal report. Thus, we have examined said balance sheet of Comprebem in compliance with Brazilian and international auditing standards, which require that the accountant complies with ethical requirements and that the work is planned and performed in order to get reasonable assurance that the accounting shareholders' equity ascertained to prepare our appraisal report is free of material distortions.

6.	The issuance of an appraisal report involves the performance of selected procedures to get evidence regarding the values presented in the appraisal report. The procedures selected depend on the accountant’s judgment, including the assessment of material distortion risks in the accounting shareholders' equity, whether because of fraud or error. In this risk assessment, we consider internal controls relevant to prepare and present in due form Comprebem's accounting balance sheet to plan procedures that are appropriate under the circumstances, but not for the purpose of giving an opinion on the effectiveness of such internal controls. The work also included the assessment of the suitability of the accounting policies used, and the reasonableness of the accounting estimates made by the management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion.
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COMPREBEM'S FINANCIAL POSITION

7.	Comprebem's financial position on March 31, 2022–at book value–is reflected in the balance sheet prepared on that date, shown in EXHIBIT 1 hereto, and which, in summary, is as follows:

ASSETS	410,758,714.49

(–) LIABILITIES	144,372,717.78

SHAREHOLDERS’ EQUITY	266,385,996.71

8.	Comprebem maintains its bookkeeping according to the accounting practices adopted in Brazil, based on the pronouncements of the CPC–Accounting Pronouncements Committee and, therefore, the accounting balances adequately reflect the equity and financial position when they were ascertained. EXHIBIT 2 shows the main accounting practices adopted by the management to prepare Comprebem's balance sheets.

9.	Accounting considers the company's activities for appraising its assets and liabilities, according to the concept of normal business continuity. Our appraisal also considered the concept of the company's activities.

10.	The appraisal of the Comprebem assets to be merged into CBD is made at book value, in compliance with article 226 of Law 6404/76.

11.	Comprebem's capital stock, in the amount of four hundred and twenty-one million, nine hundred and forty-three thousand, eight hundred and forty-five Brazilian Reals (BRL421,943,845), fully subscribed and paid in, is divided into four hundred and twenty-one million, nine hundred and forty-three thousand, eight hundred and forty-five (421,943,845) shares, with par value of one Brazilian Real (BRL 1.00) each, all of them belonging to CBD.

12.	EXHIBIT 3 shows how inventories are composed of, which are consistent with CBD operations.

13.	EXHIBIT 4 shows the composition of the fixed assets to be merged into CBD, where plots of land, buildings, and improvements stand out, the list of which is shown in EXHIBIT 5.

14.	EXHIBIT 6 shows the assets and liabilities arising from operations with CBD and which will be eliminated upon the merger, without impacting the shareholders' equity of Comprebem and CBD.

MERGER INTO CBD

17.	CBD holds all the shares of Comprebem's share capital, and such investment is recognized at the value of the shareholders' equity of the investee.

18.	As CBD holds all the shares of Comprebem's share capital, such shares will be extinguished upon the merger, and in CBD's accounting the investment in Comprebem will be replaced by the assets and liabilities of the investee.
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19.	Therefore, the merger will have no effect on the shareholders' equity of CBD.

CONCLUSION

20.	Based on the tests, surveys, and due diligence carried out, the conclusion is that Comprebem's net assets to be merged into CBD, which is shown in EXHIBIT 1, is worth at least two hundred and thirty-six million, three hundred and eighty-five thousand, nine hundred and ninety-six Brazilian Reals and seventy-one cents (BRL 266,385,996.71).

This REPORT is issued in seven (7) counterparts, containing four (4) pages and six (6) exhibits, printed on one single side and initialed by the undersigning expert.

Sao Paulo (SP, Brazil), April 18, 2022.

MAGALHÃES ANDRADE S/S

External Auditors

accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Accountant. Accreditation number CRC1SP116758/O-6

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EXHIBIT 1

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. Balance sheet prepared on March 31, 2022

(amounts stated in Brazilian Reals)

ASSETS
Current assets
Cash and cash equivalents	23,736,758.02
Customers (net of allowance for doubtful accounts)	5,070,432.96
Third-party credit claims	388,472.72
Advances to employees	474,098.78
Recoverable taxes	8,121,101.83
Advances to suppliers	9,075,969.70
Inventories	111,899,472.20
Prepaid expenses	1,258,053.07

Total current assets	160,024,359.28

Non-current assets
Recoverable taxes	10,054,319.74
Escrow deposits with courts of law	117,399.50
Net fixed assets	240,562,635.97

Total non-current assets	250,734,355.21

TOTAL ASSETS	410,758,714.49

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current liabilities
Suppliers	97,150,168.48
Tax obligations	1,661,923.22
Labor-related obligations	14,689,549.21
Obligations with related parties	23,763,081.66
Other accounts payable	2,741,008.90
Deferred revenue	90,656.74

Total current liabilities	140,096,388.21

Non-current liabilities
Allowance for contingencies	4,122,329.57
Deferred revenue	154,000.00

Total non-current liabilities	4,276,329.57

TOTAL LIABILITIES	144,372,717.78

SHAREHOLDERS’ EQUITY
Capital stock	421,943,844.61
Equity adjustments	(113,064.94)
Retained (losses) earnings	(155,444,782.96)

TOTAL SHAREHOLDERS’ EQUITY	266,385,996.71

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	410,758,714.49

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EXHIBIT 2

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. Main accounting practices on March 31, 2022

Basis of preparation

The individual and consolidated financial statements were prepared in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), under the accounting practices adopted in Brazil, Law No. 6404/76, and technical pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and ratified by the Comissão de Valores Mobiliários [Brazilian Securities and Exchange Commission] (CVM).

The financial statements were prepared based on the historical cost, except for certain financial instruments measured at their fair values. All the relevant pieces of information specific to the financial statements, and only them, are being evidenced, and correspond to those used by the Management in its managing duties in the Company.

The financial statements are being presented in millions of Brazilian Reals – BRL. The Company's functional currency is the Brazilian Real - BRL. The functional currency of subsidiaries and affiliated companies located abroad is the local currency of each jurisdiction in which such subsidiaries operate.

The Board of Directors approved on February 23, 2022 the financial statements for the fiscal year ended on December 31, 2021.

The statements of cash flows include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The consolidated financial statements comprise the accounting information of all the subsidiaries in which the Company exercises direct or indirect control. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

The financial statements of the subsidiaries are prepared on the same closing date of the Company's fiscal years, adopting consistent accounting policies. All the balances among the Group companies, including revenues and expenses, unrealized gains and losses, and dividends resulting from transactions among the Group companies are fully eliminated.

Gains or losses resulting from changes of equity interest in subsidiaries, not resulting in loss of control, are accounted for directly in the shareholders' equity.

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In the individual financial statements, the interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest highlighted in a specific line in the shareholders' equity and income statement.

Main accounting policies

The main accounting policies and practices are described here. The accounting policies and practices have been applied consistently for the fiscal years presented and for the Company's individual and consolidated financial statements.

1.	Financial Instruments

Financial assets are recognized when the Company or its subsidiaries assume contractual rights to receive cash or other financial assets from contracts to which they are party. Financial assets are derecognized when the rights to receive cash flows connected to the financial assets expire or when the risks and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights or obligations are retained in the transfer by the Company.

Financial liabilities are recognized when the Company and/or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of obligations of third parties through an agreement to which they are a party. Financial liabilities are derecognized when they are discharged, extinguished, or expired.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under normal conditions) are recognized on the trade date, i.e., the date on which the Company and its subsidiaries undertake to purchase or sell such asset.

(i)       Classification and measurement of financial assets and liabilities

According to CPC 48/IFRS 9, at the initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other comprehensive income (“FVOCI”) – or fair value through profit or loss (“FVPL”). The classification of financial assets under CPC 48/IFRS 9 is generally based on the business model in which a financial asset is managed and in its contractual cash flow characteristics. Embedded derivatives where the main contract is a financial asset within the scope of the standard are never separated. Instead, the hybrid financial instrument is evaluated for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•	it is maintained within a business model the purpose of which is to maintain financial assets to receive contractual cash flows; and

•	its contractual terms generate–on specific dates–cash flows that are related to the payment of principal and interest on the outstanding principal value.

A debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

14

•	It is maintained within a business model the purpose of which is achieved by both receiving contractual cash flows and selling financial assets; and

•	its contractual terms generate–on specific dates–cash flows that are only payments of principal and interest on the outstanding principal value.

At the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the fair value of the investment in other comprehensive income (“OCI”). This choice is made on an investment-by-investment basis.

All the financial assets not classified as measured at amortized cost or FVOCI, as described above, are classified as FVPL. This includes all the derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or as FVOCI or FVPL if that eliminates or significantly reduces an accounting decoupling that would otherwise arise (fair value option available at CPC 48/IFRS 9).

A financial asset (unless it is an account receivable from customers without a significant financing component that is initially measured at transaction price) is initially measured at fair value, added, for an item not measured at FVPL, with the transaction costs that are directly attributable to its acquisition.

Financial assets measured at FVPL - These assets are subsequently measured at fair value. The net result, including interest or dividend income, is recognized in the result.

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in the result. Any gain or loss on derecognition is recognized in the result.

Financial assets at FVOCI - These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in the result. Other net results are recognized in OCI. Upon derecognition, the accumulated result in OCI is reclassified to the result.

(ii)       Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows expire.

•	The Company and its subsidiaries transfer their rights to receive cash flows from the asset or undertake to pay in full the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company did not transfer or substantially retain all the risks and benefits related to the asset, but transferred its control.
15

When the Company and its subsidiaries assign their rights to receive cash flows from an asset or enter into a transfer agreement, without having substantially transferred or retained all the risks and benefits related to the asset or transferred control of the asset, the asset is maintained and recognizes a corresponding liability. The transferred asset and the corresponding liability are measured in a manner that reflects the rights and obligations retained by the Company and its subsidiaries.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another of the same creditor, upon substantially different terms, or the terms of an existing liability are substantially modified, such replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the income summary.

(iii)       Offset of financial instruments

The financial assets and liabilities are offset and presented net in the financial statements if, and only if, there is the right to offset the recognized amounts and also the intention to settle them on a net basis or to realize the assets and settle the liabilities simultaneously.

Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variations not related to the local market such as interest rate swaps and foreign exchange swaps. Such derivative financial instruments are initially recognized at the fair value on the date the derivative contract is entered into and subsequently remeasured at the fair value at the end of the fiscal years. The derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when they are negative. Any gains or losses resulting from changes in the fair value of derivatives are entered directly in the income summary.

At the beginning of the hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply the hedge accounting, and its purpose and risk management strategy to contract it. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk and how the Company should assess the effectiveness of changes in the fair value of the hedging instrument in neutralizing the exposure to changes in the fair value of the hedged item or cash flows attributable to the hedged risk. It is expected that such hedges are highly effective in neutralizing changes in the fair value or cash flows. They are continuously assessed to determine whether they actually have been highly effective throughout all the fiscal years of the financial reports for which they were designated.

The following are accounted for as fair value hedges, adopting the following procedures:

•	The change in the fair value of a derivative financial instrument classified as a fair value hedge is recognized as a financial result. The change in the fair value of the hedged item is recorded as part of the book value of the hedged item and is recognized in the income summary.

16

•	In the calculation of fair value, debts and swaps are measured through rates disclosed in the financial market and projected until their maturity date. The discount rate used to calculate the interpolation method of foreign currency loans is developed through the curves of DDI, clean Coupon and DI rates, published by the B3 and, for loans in the Brazilian legal currency, the DI curve is used, which is an index disclosed by CETIP and calculated through the exponential interpolation method.

The Company uses financial instruments only to protect identified risks limited to 100% of the value of these risks. Derivative transactions are exclusively used to reduce exposure to foreign currency fluctuations and interest rates, in order to maintain the balance of the capital structure.

Cash flow hedge

The derivative instruments are recorded as cash flow hedges, adopting the following procedures:

•	The effective part of the gain–or loss–of the hedging instrument is recognized directly in the shareholders' equity in other comprehensive income, and if the hedge no longer meets the hedge index, but the purpose of risk management remains unchanged, the Company must adjust and "rebalance" the hedge index to meet the qualification criteria.

•	Any remaining gain or loss on the hedging instrument (including arising from the “rebalancing” of the hedge index) is ineffective, and therefore should be recognized in profit or loss.

•	The amounts accounted for in other comprehensive income are transferred immediately to the income statement along with the hedged transaction when affecting income, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in the shareholders' equity are transferred to the initial book value of the non-financial asset or liability.

•	The Company must prospectively discontinue the hedge accounting only when the hedge relationship no longer meets the qualification criteria (after considering any rebalancing of the hedge relationship).

•	If the occurrence of the anticipated transaction or firm commitment is no longer expected, the amounts previously recognized in the shareholders' equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated, or exercised without replacement or rollover, or if its classification as a hedge is revoked, the gains or losses previously recognized in comprehensive income remain deferred in the shareholders' equity in other comprehensive income until the expected transaction or firm commitment affects the income.

Impairment losses of financial assets

CPC 48/IFRS 9 replaces the “incurred loss” model of CPC 38/IAS 39 with an expected credit loss model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

17

According to CPC 48/ IFRS 9, provisions for losses are measured on one of the following bases:

•	Expected credit losses for 12 months (general model): these are credit losses resulting from likely events of default within 12 months after the balance sheet date, and subsequently, if there is a deterioration in credit risk, for the entire life of the instrument.

•	Credit losses expected for the entire life (simplified model): these are credit losses resulting from all likely events of default over the expected life of a financial instrument.

•	Practical expedient: these are expected credit losses, consistent with reasonable and sustainable information available–on the balance sheet date–on past events, current conditions and forecasts of future economic conditions, which allow to verify the probable future loss based on the historical credit loss occurred according to the maturity of the securities.

The Company measures provisions for losses on accounts receivable and other receivables and contractual assets for an amount equal to the expected lifetime credit loss, and for accounts receivable from customers, whose receivables portfolio is pulverized, rents receivable, accounts receivable wholesale and accounts receivable from carriers, the practical expedient is applied through the adoption of a loss matrix for each maturity range.

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and upon estimating the expected credit losses, the Company considers reasonable and supportable information that is relevant and available without cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company's historical experience, credit assessment and considering prospective information.

The Company assumes that the credit risk of a financial asset has increased significantly if it is more than 90 days past due.

The Company considers a financial asset to be in default when:

•	it is unlikely that the creditor will fully pay its credit obligations to the Company, without resorting to actions such as the realization of the guarantee (if any); or

•	the financial asset is more than 90 days past due.

The Company determines the credit risk of a debt security by analyzing the history of payments, current financial and macroeconomic conditions of the counterparty and evaluation of rating agencies when applicable, thus evaluating each security individually.

The maximum period considered in the expected credit loss estimate is the maximum contractual period during which the Company is exposed to the credit risk.

Measurement of expected credit losses - Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. The credit losses are measured at present value based on all cash shortfalls (that is, the difference between the cash flows owed to the Company under the agreement and the cash flows that the Company expects to receive).

18

The expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets with credit recovery problems - On each presentation date, the Company assesses whether the financial assets accounted for at amortized cost and the debt securities measured at FVOCI have indications of loss in their recoverable value. A financial asset has indications of impairment loss when one or more events with a negative impact on the estimated future cash flows of the financial asset occur.

Presentation of impairment loss - Provision for losses on financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized at OCI, instead of reducing the book value of the asset.

Impairment losses related to accounts receivable from other customers and other receivables, including contractual assets, are presented separately in the income statement and OCI. The impairment losses on other financial assets are presented under ‘sales expenses’.

Accounts receivable and contractual assets - The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

•	Credit risk level and history of losses - for wholesale customers and real estate leasing; and

•	Default status default risk and history of losses - for credit card administrators and other customers.

Present value adjustment of assets and liabilities

Long-term assets and liabilities are adjusted to their present value, calculated taking into account contractual cash flows and the respective explicit or implicit interest rate. Short-term assets and liabilities are not adjusted to present value.

2.	Transactions in foreign currency

Transactions in foreign currencies are initially recognized at fair value of the corresponding currencies on the date that the transaction qualifies for recognition.

Monetary assets and liabilities stated in foreign currencies are translated into Brazilian Real, according to the exchange rate of the respective currencies at the end of the fiscal years. Differences arising from the payment or the translation of monetary items are recognized in the financial result.

19

3.	Classification of assets and liabilities as current and non-current

The Company presents the assets and liabilities in the financial statement based on the classification of current and non-current.

The asset should be classified as current when it meets any of the following criteria:

•	it is expected to be realized, or it is intended to be sold or consumed in the normal course of the entity's operating cycle
•	it is held essentially for the purpose of being negotiated
•	it is expected to be realized no later than twelve months after the balance sheet date
•	it is cash or cash equivalent (as defined in Technical Pronouncement CPC03/IAS 7 – Statement of Cash Flows), unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All the other assets should be classified as non-current.

The liability should be classified as current when it meets any of the following criteria:

•	it is expected to be settled during the normal operating cycle of the entity
•	it is held essentially for the purpose of being negotiated
•	it must be settled within twelve months after the balance sheet date
•	the entity has no unconditional right to defer the settlement of the liability for at least twelve months after the balance sheet date

All the other liabilities should be classified as non-current.

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in CPC32/IAS12.

4.	Conversion of subsidiaries and affiliated companies located in other countries

The financial statements are stated in Brazilian Real (BRL), which is the parent company's functional currency. Each entity determines its functional currency, and all its financial transactions are measured in such currency.

Financial statements of subsidiaries located in other countries that use a functional currency other than the parent company's currency are translated into Brazilian Reals on the balance sheet date according to the following criteria:

•	Assets and liabilities, including goodwill and market value adjustments, are translated into Brazilian Reals at the exchange rate on the balance sheet date.

•	The income statement and the statement of cash flows are translated into Brazilian Reals using the average rate, unless significant variations occur, when the transaction date rate is used.

•	Shareholders' equity accounts are kept at the historical balance in Brazilian Reals, and the variation is recorded in the foreign exchange investment variation item as other comprehensive income.

20

Differences in exchange rate variations in foreign currency translation are recognized directly in a separate component of the shareholders' equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in the shareholders' equity is entered in the income summary.

5.	Hyperinflation

Argentina has been considered a hyperinflationary economy since September 2018. According to CPC 42/IAS 29 – “Accounting in a Hyperinflationary Economy” based on the current cost approach, the non-monetary assets and liabilities, the shareholders' equity and the operating results of the Argentina-based indirect subsidiary Libertad, a direct subsidiary of Éxito group, whose functional currency is the Argentine peso, are being adjusted so that the amounts are disclosed in the monetary measurement unit at the end of the fiscal year.

This unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina as of January 1, 2017 and the Domestic Retail Price Index of Argentina (“IPIM”) as of December 31, 2016.

6.	Accounting for equity interests at cost arising from corporate restructuring and carried out with related parties

The Company records at historical cost the interests arising from corporate restructuring acquired from related parties without economic essence. The difference between the cost balance and the acquired value is recorded in the shareholders' equity, when the transaction is made between companies under common control. The transactions do not qualify as a business combination under CPC 15R/IFRS 3R.

7.	Statement of value added

The statement of value added aims at highlighting the wealth created by the Group and its distribution during a certain fiscal year, and it is presented as required by the Brazilian corporate law, as part of its individual and consolidated financial statements, as it is not a statement provided for or mandatory under IFRS.

Said statement was prepared based on information obtained from the accounting records that serve as the basis to prepare the financial statements, complementary records, and according to the provisions set forth in technical pronouncement CPC 09 – Statement of Value Added. In its first part, it presents the wealth created by the Company and its subsidiaries, represented by revenues (gross sales revenue, including taxes levied on it, other revenues and the effects of estimated losses with doubtful accounts), inputs acquired from third parties (costs of sales and purchases of materials, energy and services from third parties, including taxes levied on the acquisition value, the effects of losses and recovery of assets and depreciation and amortization) and the added value received from third parties (equity income, financial revenues and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions, yield on third-party capital and interest on the shareholders' equity.

Main accounting judgments, estimates and assumptions

The preparation of the Company's individual and consolidated financial statements requires the Management to make judgments and estimates and to adopt assumptions that affect the stated amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the end of the fiscal year. However, uncertainties regarding these assumptions and estimates may generate results requiring substantial adjustments to the book value of the asset or liability in future fiscal years.

21

In the process of applying the Company's accounting policies, the Management adopted judgments, which had the most significant effect on the amounts recognized in the individual and consolidated financial statements in the following assets and liabilities:

•	Impairment;
•	Inventories: creation of provisions for loss estimates;
•	Taxes to be recovered: expectation of realization of tax credits;
•	Fair value of derivatives and other financial instruments;
•	Provision for lawsuits: creation of a provision for causes comprising probable and estimated loss expectations with a certain degree of reasonableness;
•	Income tax: creation of provisions based on reasonable estimates;
•	Share-based payments: estimate the fair value of operations based on a valuation model;
•	Lease: determination of the lease term and the incremental interest rate; and
•	Business discontinuity.
22

EXHIBIT 3

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. Composition of Inventories on March 31, 2022

(amounts stated in Brazilian Reals)

ASSETS
Current assets
Inventories
Merchandise for resale
Stores	72,614,297.29
Distribution Centers	30,194,319.29
Storage	3,792,019.34
Inventories bonus	(380,820.56)

Sum of merchandise for resale	106,219,815.36
Packaging material	1,748,123.14
Merchandise in transit	2,427,913.19
Consumables	3,107,514.80
Provision for losses in inventories	(1,603,894.29)

111,899,472.20
23

EXHIBIT 4

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. Composition of Fixed Assets on March 31, 2022

(amounts stated in Brazilian Real - BRL)

	Original amount	Capitalized Interest	Impairment	Accumulated Depreciation	Residual amount

Lands	22,577,470.29	–	–	–	22,577,470.29
Buildings	18,971,565.99	769,151.77	–	(7,291,416.92)	12,449,300.84
Own improvements	52,738,607.34	–	–	(13,257,128.44)	39,481,478.90
Third-party improvements	120,349,612.93	–	–	(37,190,538.53)	83,159,074.40
Machines and equipment	73,273,837.64	203,908.53	–	(27,021,318.46)	46,456,427.71
Hardware	19,296,254.78	61,310.43	(326,284.29)	(12,667,559.96)	6,363,720.96
Software	2,845,181.86	10,003.65	–	(814,220.66)	2,040,964.85
Facilities	10,198,270.02	19,733.26	–	(4,625,720.64)	5,592,282.64
Furniture and equipment	36,566,431.50	73,219.67	(61,170.88)	(15,265,232.02)	21,313,248.27
Decoration	2,354,143.27	–	–	(1,778,800.32)	575,342.95
Immobilization in progress	553,324.16	–	–	–	553,324.16

	359,724,699.78	1,137,327.31	(387,455.17)	(119,911,935.95)	240,562,635.97

24

EXHIBIT 5

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA.

Plots of land and real properties on March 31, 2022

(Amounts stated in Reals: BRL)

Real estate	Original amount					Depreciation			Residual amount
	Plot of land	Buildings	Improvements in own properties	Improvements in third parties' properties	Total	Improvements in own properties	Improvements in third parties' properties	Total	
CB Lj. 1 Taubaté	6.499.543,33	306.495,63	19.933.258,77	-	26739297,73	(6.305.492,32)	-	(6.305.492,32)	20.433.805,41
CB Lj. 2 Leme – Centro	2.407.336,35	5.625.943,21	5.911.828,59	-	13.945.108,15	(3.141.286,83)	-	(3.141.286,83)	10.803.821,32
CB Lj. 3 Porto Ferreira	1.925.930,57	3.903.665,56	4.732.583,11	-	10.562.179,24	(2.122.071,20)	-	(2.122.071,20)	8.440.108,04
CB Lj. 4 Mogi Socorro	-	-	-	7.570.441,87	7.570.441,87	-	(1.926.975,73)	(1.926.975,73)	5.643.466,14
CB Lj. 5 Jundiaí – XV de Novembro	4.298.600,00	4.530.840,50	7.351.118,78	-	16.180.559,28	(2.930.792,81)	-	(2.930.792,81)	13.249.766,47
CB Lj. 6 Guarulhos – Papa João Paulo I	4.088.664,79	19.302,25	9.856.167,13	-	13.964.134,17	(2.518.919,42)	-	(2.518.919,42)	11.445.214,75
CB Lj. 7 Ribeirão Pires - Centro	-	-	-	6.749.162,12	6.749.162,12	-	(1.226.742,84)	(1.226.742,84)	5.522.419,28
CB Lj. 8 Guarulhos	-	-	-	5.344.228,31	5.344.228,31	-	(630.555,31)	(630.555,31)	4.713.673,00
CB Lj. 9 Imperador	-	2.757.720,24	-	7.699.317,26	10.457.037,50	-	(3.628.383,28)	(3.628.383,28)	6.828.654,22
CB Lj. 10 Guarujá	-	3.000,00	-	8.182.168,50	8.185.168,50	-	(1.636.287,31)	(1.636.287,31)	6.548.881,19
CB Lj. 11 Santos - Conselheiro Nébias	-	3.200,00	-	8.402.371,24	8.405.571,24	-	(1.754.764,23)	(1.754.764,23)	6.650.807,01
CB Lj. 12 Guarujá - Vicente de Carvalho I	-	-	-	7.055.830,23	7.055.830,23	-	(736.869,24)	(736.869,24)	6.318.960,99
CB Lj. 13 Guarujá - Vivente de Carvalho II	-	-	-	7.608.621,50	7.608.621,50	-	(1.513.873,58)	(1.513.873,58)	6.094.747,92
CB Lj. 14 Bebedouro	478.000,00	-	6.288.226,11	-	6.766.226,11	(1.580.311,61)	-	(1.580.311,61)	5.185.914,50
CB Lj. 15 Sorocaba	-	-	-	5.640.172,55	5.640.172,55	-	(1.188.387,52)	(1.188.387,52)	4.451.785,03
CB Lj. 16 Valinhos	-	-	-	5.707.794,00	5.707.794,00	-	(2.841.114,17)	(2.841.114,17)	2.866.679,83
CB Lj. 17 Brotas I	-	7.600,00	-	4.521.730,16	4.529.330,16	-	(2.068.138,31)	(2.068.138,31)	2.461.191,85
CB Lj. 18 Monte Mor	2.879.395,25	1.765.253,69	4.828.392,69	-	9.473.041,63	(1.925.267,94)	-	(1.925.267,94)	7.547.773,69
CB Lj. 19 São Carlos	-	577,58	-	3.192.788,48	3.193.366,06	-	(1.308.791,29)	(1.308.791,29)	1.884.574,77
CB Lj. 20 Guaíra	-	10.947,81	-	3.583.004,45	3.593.952,26	-	(2.164.146,83)	(2.164.146,83)	1.429.805,43
CB Lj. 21 Olímpia	-	7.484,08	-	5.402.371,66	5.409.855,74	-	(1.952.089,60)	(1.952.089,60)	3.457.766,14
CB Lj. 22 Orlândia	-	22.499,43	-	3.906.862,12	3.929.361,55	-	(716.158,56)	(716.158,56)	3.213.202,99
CB Lj. 23 Campanellas	-	2.400,00	-	3.604.861,15	3.607.261,15	-	(1.311.012,09)	(1.311.012,09)	2.296.249,06
CB Lj. 24 Caçapava	-	-	-	3.002.387,20	3.002.387,20	-	(1.198.875,79)	(1.198.875,79)	1.803.511,41
CB Lj. 25 Guaratinguetá	-	-	-	2.483.195,59	2.483.195,59	-	(918.928,69)	(918.928,69)	1.564.266,90
CB Lj. 26 Ribeirão Pires	-	4.636,01	-	2.543.079,93	2.547.715,94	-	(1.009.602,24)	(1.009.602,24)	1.538.113,70
CB Lj. 27 Guarulhos - T. Penteado	-	-	-	8.356.261,87	8.356.261,87	-	(4.689.682,17)	(4.689.682,17)	3.666.579,70
CB Lj. 28 Mogi Socorro	-	-	-	3.524.464,90	3.524.464,90	-	(1.025.867,87)	(1.025.867,87)	2.498.597,03
CD. 910	-	-	-	46.500,00	46.500,00	-	(161,46)	(161,46)	46.338,54
CD. 999 Matriz	-	-	59.030,00	-	59.030,00	(1.631.023,43)	-	(1.631.023,43)	(1.571.993,43)
	22.577.470,29	18.971.565,99	58.960.605,18	114.127.615,09	214.637.256,55	(22.155.165,56)	(35.447.408,11)	(57.602.573,67)	157.034.682,88

25

EXHIBIT 6

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. Balances of transactions with CBD on March 31, 2022

(amounts stated in Brazilian Reals)

LIABILITIES
Current liabilities
Obligations with related parties
Loan payable - CBD	2,605,520.81
Obligations with related companies	21,157,560.86

23,763,081.67

These balances will be eliminated upon the merger into their corresponding entries in CBD’s assets.

26

ANNEX III

To the minutes of the special shareholders’ meeting held on May 31, 2022.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA.
PROTOCOL AND JUSTIFICATION OF MERGER of SCB Distribuição e Comércio Varejista de Alimentos Ltda. into Companhia Brasileira de Distribuição April 29, 2022

27

PROTOCOL AND JUSTIFICATION OF MERGER OF
SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. INTO ITS SUCESSOR COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Hereby:

(1)	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held corporation headquartered in the capital city of Sao Paulo, State of Sao Paulo (Brazil) at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista district, Zip code 01402-000, with Corporate Id. Tax (CNPJ/ME) No. 47.508.411/0001-56, with its articles of incorporation duly filed with the Board of Trade of the State of Sao Paulo (“JUCESP”) under NIRE 35.300.089.901, herein represented pursuant to its Bylaws (hereinafter referred to as “CBD” or “Absorbing Company”); and
(2)	SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA., a single-member limited liability company headquartered in the capital city of Sao Paulo, State of Sao Paulo (Brazil) at Rua Manuel da Nóbrega, No. 948, Paraiso district, Zip code 04001-003, with corporate Id. Tax (CNPJ/ME) No. 30.197.161/0001-88, with its Articles of Association duly filed with JUCESP under NIRE 35.235.229.244, herein represented pursuant to its Bylaws (hereinafter referred to as “SCB” or “Absorbed Company” and, when referred to jointly with CBD, the “Parties” and, individually, as a “Party”),

Whereas:

(a)	SCB is a single-member limited liability company, with its share capital being wholly owned by CBD;
(b)	CBD, in a search for simplifying its corporate structure, reducing costs, and adding synergies, intends to acquire SCB, becoming its successor;
(c)	The accounting appraisal and shareholders' equity report of SCB, prepared by the specialized company mentioned below, is compliant with the applicable laws and regulations and with the merger transaction referred to in this Protocol and Justification of Merger;
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(d)	The intended merger operation, if approved, shall be performed without increase in the share capital of the Absorbing Company, therefore, without any dilution in the share interest of its shareholders. Due to this, according to article 10 of the Normative Instruction No. 565, as of June 15, 2015, of the Brazilian Securities Exchange Comission – Comissão de Valores Imobiliários (“CVM” and “CVM Instruction 565”), the obligations provided for in Chapter III of CVM Instruction 565 are not applicable,

RESOLVE, in compliance with Articles 224, 225, and 227 of Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporations Act") and of CVM Instruction 565, to enter into this Protocol and Justification of Merger (the "Protocol"), in order to govern the terms and conditions applicable to the merger of SCB into CBD ("Merger"), subject to the approvals mentioned in the Clause 4.2 herein below.

1                Purpose

This Protocol has as purpose to set forth the provisions of the Merger proposal to be submitted to the resolution of the partners of the both Parties, subject to Clause 4.2 below. If the proposal subject of this Protocol is approved:

(i)	CBD will be the successor of SCB in all its rights and obligations, effective from May 31st, 2022, exclusive, and all items of SCB's assets and liabilities will be transferred to CBD; and
(ii)	SCB will be liquidated and, as a result, all shares representing the capital stock of SCB will cease existing and will be canceled, and there will be no increase in the capital stock of CBD, nor any other corporate modification, due to the Merger, since SCB's shares held by CBD, representing SCB's full share capital, will be canceled and replaced at CBD by the net assets of SCB.

2                Justification and interest of the Parties in performing this Merger

The management members of both Parties understand that the Merger will provide equity, legal, and financial benefits, including:

(i)	The optimization of the corporate structure of the group which both Parties belong to; and
(ii)	The reduction of costs in administrative areas and with the fulfillment of ancillary obligations, generating synergies.
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3	Appraisal
3.1	Appraisal. The Parties agree that, according to the appraisal report shown in Exhibit I to this Protocol (the “Report”), SCB's shareholders' equity, including, without limitation, the assets and liabilities listed in Exhibit I to this Protocol, had its equity value appraised by the auditors known as Magalhães Andrade S/S Auditores Independentes, registered with the Regional Accounting Council of the State of Sao Paulo (SP, Brazil), under number 2SP000233/O-3 and with corporate Id. Tax (CNPJ/MF) number 62.657.242/0001-00, headquartered at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, suite 61/62, Jardim Paulistano district, Zip code 01451-001 (the “Appraiser”), on the reference date of March 31, 2022, based on the balance sheets prepared by the management of the Merged Company SCB on such same date and for this specific purpose. According to the Report, the value of SCB Merged Company's shareholders' equity on March 31, 2022, reflecting the effect of subsequent events described in the Report, on the date of the Report, is of two hundred and sixty-six million, three hundred and eighty-five thousand, nine hundred and ninety-six Reais and seventy-one centavos (R$ 266,385,996.71).

3.2            Changes in shareholders' equity. If the Merger proposal is approved, SCB's variations in shareholder's equity after the base date of March 31, 2022, will be absorbed by CBD and recorded directly in CBD's financial statements.

3.3	Absence of conflict. The Appraiser stated it has no interest, whether directly or indirectly, in the companies involved in the Merger, or, even with regard to the Merger itself, which could prevent or affect the preparation of the Report requested to it, for the purposes of the Merger.
3.4	Absence of valuation of net equities. Considering that the corporate capital of SCB is fully owned by CBD and, consequently, there shall not exist any kind of shares’ substitution in the Merger, the management of the Parties decided, in consonance with the position of CVM’s Board, duly consolidated through the decision issued at the CVM Process No. 19957.011351/2017-21, that it is not applicable to the Merger the special regimen set forth in Article 264 of the Brazilians Corporate Act, including therein the obligation of evaluating the net equity of the Parties, under the terms legally set forth.

4                General Aspects of the Merger

If the proposed Merger is approved, the Merger will be implemented on the following bases:

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4.1            Capital Stock.

4.1.1	Current composition.
(i)	The share capital of SCB, fully subscribed and paid in, is of BRL421,943,845 (four hundred and twenty-one million, nine hundred and forty-three thousand, eight hundred and forty-five Reals), divided into 421,943,845 (four hundred and twenty-one million, nine hundred and forty-three thousand, eight hundred and forty-five) shares with par value of BRL1.00 (one Real) each, fully subscribed and paid in the Brazilian national currency by its sole partner CBD;
(ii)	CBD's capital stock, fully subscribed and paid in, is of BRL5,859,093,872.92 (five billion, eight hundred and fifty-nine million, ninety-three thousand, eight hundred and seventy-two Reals and ninety-two cents), fully subscribed and paid in, divided into 269,386,471 (two hundred and sixty-nine million, three hundred and eighty-six thousand, four hundred and seventy-one) common shares with no par value.
4.2	Conditions to implement the Merger. The implementation of the Merger, the appointment of the Appraiser, and the approval of the Report and other terms and conditions of the Protocol are subject to the approval or ratification, as the case may be, of the partners of both Parties. Considering, moreover, that SCB is a company controlled by CBD, the Merger will be subject to prior approval by the applicable corporate bodies of CBD, as provided for in CBD'S Policy for Transactions between Related Parties.
4.3	Effects of the Merger. If the Merger is approved, SCB will be liquidated and wholly succeeded by CBD, and SCB will cease existing in all its assets and liabilities, rights and obligations of any nature. The Merger shall become effective as of May 31st, 2022, exclusive.
4.4	Right of Withdrawal. The approval of the Merger shall not grant any right of withdrawal to the shareholders of the Absorbing Party, since the right of withdrawal is legally limited to the shareholders of the Absorbed Party. Considering that SCB's sole shareholder is CBD, there shall not be any right of withdrawal applicable to the Merger.
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4.5	Use of the corporate name. SCB may continue to conduct business on its name and behalf until all its records are formalized and all permits obtained as required by the laws applicable to the consummation of the Merger.

5                GENERAL PROVISIONS

5.1	Severability of provisions. In case any court may decide that any of the covenants contained in this Protocol is null or ineffective, such fact shall not affect the validity or effectiveness of the other provisions and covenants set forth herein, which shall be fully complied with, and the Parties hereby undertake to use their best efforts in order to fit properly to achieve the same effects of the covenant that might be canceled or become ineffective.
5.2	Entire agreement, exhibits, and amendments. This Protocol and its exhibits constitute the entire agreement, i.e., include all understandings and covenants existing by and between the Parties' managers and administrators, as applicable, as regards the matters covered and governed herein. This Protocol and its exhibits can only be amended or changed through an instrument in writing undersigned by all the Parties' managers or administrators, as applicable.
5.3	Filing and registration. Once the Merger has been approved by the members and shareholders of the Parties, it will be up to the management of CBD to promote the filing and publication of all actions related to the Merger.
5.4	Governing law. This Protocol shall be governed by and construed pursuant to the laws of the Federative Republic of Brazil.
5.5	Recommendation. Considering the clauses provided for hereinabove, which comply with all requirements of Articles 224 and 225 of the Brazilian Corporations Act, in our opinion the Merger meets the interests of both Parties and its shareholders and members; therefore, we recommend that the Merger is implemented.

In witness whereof, the Parties execute this Protocol and Justification of Merger in six (6) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses below.

Sao Paulo (SP, Brazil), April 29, 2022.

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[Signature page of the Protocol and Justification of Merger of SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. with its successor COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, executed on April 29, 2022]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

___________________________________	___________________________________

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA.

___________________________________	___________________________________

Witnesses:

Name: Id. card (RG): Tax Id. (CPF/ME):	Name: Id. card (RG): Tax Id. (CPF/ME):

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 31, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.